SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549





                                   FORM 11-K

                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001



                            Commission file number




                    RETIREMENT SAVINGS AND INVESTMENT PLAN
                            FOR UNION EMPLOYEES OF
                 JOSEPH E. SEAGRAM & SONS, INC. AND AFFILIATES
                                375 Park Avenue
                           New York, New York 10152
             (Full title of the plan and the address of the plan)





                               Vivendi Universal
                            42, avenue de Friedland
                         75380 Paris Cedex 08, France
          (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                             REQUIRED INFORMATION


1.      Not Applicable.

2.      Not Applicable.

3.      Not Applicable.

4. The Retirement Savings and Investment Plan for Union Employees of Joseph E. Seagram & Sons, Inc. and Affiliates (the "Union Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Attached hereto are the financial statements of the Union Plan for the fiscal year ended
        December 31, 2001 prepared in accordance with the financial reporting requirements of ERISA.


                                   EXHIBITS


1. Financial statements of the Union Plan for the fiscal year ended December 31, 2001 prepared in accordance with the financial reporting requirements of ERISA.

2.      Consent of McGladrey & Pullen, LLP, independent accountants.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.



                   THE RETIREMENT SAVINGS AND INVESTMENT PLAN
                   FOR UNION EMPLOYEES OF JOSEPH E. SEAGRAM & SONS, INC. AND AFFILIATES


                        By  /s/ Ann M. Giambusso
                           ----------------------------------------
                           Ann M. Giambusso
                           Vice President - Human Resources,
                           Vivendi Universal


Date:  July 12, 2002

                                                                     Exhibit 1


                    RETIREMENT SAVINGS AND INVESTMENT PLAN
                            FOR UNION EMPLOYEES OF
                        JOSEPH E. SEAGRAM & SONS, INC.
                                AND AFFILIATES

                             FINANCIAL STATEMENTS

                          DECEMBER 31, 2001 and 2000

                                   CONTENTS


-----------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT
   ON THE FINANCIAL STATEMENT                                                1
-----------------------------------------------------------------------------

FINANCIAL STATEMENTS

   Statement of Net Assets Available for Benefits                            2

   Statement of Changes in Net Assets Available for Benefits                 3

   Notes to Financial Statements                                          4-10

------------------------------------------------------------------------------
INDEPENDENT AUDITOR'S REPORT
   ON THE SUPPLEMENTARY INFORMATION
------------------------------------------------------------------------------

SUPPLEMARY INFORMATION

   Line 4j Schedule H of Form 5500 - Schedule of Reportable Transactions
      Year Ended December 31, 2001                                          11

   Line 4i Schedule H of Form 5500 - Schedule of Assets Held for Investment
      Purposes December 31, 2001                                            12
------------------------------------------------------------------------------

                         INDEPENDENT AUDITOR'S REPORT


To the Benefits Committee of the Retirement
Savings and Investment Plan for Union
Employees of Joseph E. Seagram & Sons, Inc.
and Affiliates:


We have audited the accompanying statement of net assets available for benefits of the Retirement Savings and Investment Plan for Union Employees of Joseph E. Seagram & Sons, Inc. and Affiliates as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the Retirement Savings and Investment Plan for Union Employees of Joseph E. Seagram & Sons, Inc. and Affiliates as of December 31, 2000 was audited by other auditors whose report, dated June 15, 2001, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings and Investment Plan for Union Employees of Joseph E. Seagram & Sons, Inc. and Affiliates as of December 31, 2001 and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.



                                                /s/ McGladrey & Pullen, LLP
                                                ------------------------------
                                                McGladrey & Pullen, LLP


New York, New York
July 9, 2002

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR
UNION EMPLOYEES OF JOSEPH E. SEAGRAM & SONS, INC.
AND AFFILIATES

STATEMENT S OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2001 and 2000

                                                                                      2001               2000
-----------------------------------------------------------------------------------------------------------------
ASSETS
Investments (Note 3):
  Money market fund:
    Dreyfus Cash Management Plus Fund (cost of $408,697 and $206,669 )             $  408,697          $  206,669
    Cash                                                                                    -               1,568
  Stable income fund:
    Dreyfus-Certus Stable Value Fund Series I (cost of $172,818 and $225,835)         172,818             225,835
    Cash                                                                                    -                 927
  Bond fund:
    Dreyfus A Bond Plus Fund (cost of $148,259 and $190,028)                          144,396             189,052
    Cash                                                                                    -               1,088
  S&P  500 index fund:
    Dreyfus Institutional S&P 500 Stock Index Fund
     (cost of $1,117,741 and $1,626,506)                                            1,037,791           1,701,869
    Cash                                                                                    -              11,651
  Disciplined stock fund:
    Warburg Pincus Emerging Growth Fund (cost of $387,762 and $644,466)               344,742             639,777
    Cash                                                                                    -               4,088
  Growth equity fund:
    Dreyfus Disciplined Stock Fund (cost of $393,259 and $735,564)                    280,948             614,824
    Cash                                                                                    -               4,156
  Vivendi stock fund:
    Viviendi Universal ADSs ($430,941 in 2000)                                              -             453,700
    TBC Inc. Pooled Employee Funds ($461 in 2000)                                           -                 461
    Cash                                                                                    -               2,983
  Loans to particpants                                                                 53,198              93,848
                                                                                   ------------------------------
    TOTAL INVESTMENTS                                                               2,442,590           4,152,496
                                                                                   ------------------------------

Receivables
  Dividends and Interest                                                                    -                   7

TOTAL ASSETS                                                                        2,442,590           4,152,503

LIABILITIES
Cost of unsettled purchases                                                                 -              26,754
                                                                                   ------------------------------
Total Liabiltities                                                                          -              26,754
                                                                                   ------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                                                  $2,442,590          $4,125,749
                                                                                   ==============================

See Notes to Financial Statements.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR
UNION EMPLOYEES OF JOSEPH E. SEAGRAM & SONS, INC.
AND AFFILIATES

STATEMENT  OF NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2001


-------------------------------------------------------------------------------
Additions:
Additions to net assets attributed to:
Contributions:
   Employees                                                     $ 1,209,165
   Employer                                                          110,216
                                                                 -----------
                                                                   1,319,381
                                                                 -----------

Investment income:
   Interest and dividends                                             52,931
   Net appreciation (depreciation) in fair value
      of investments                                                (564,666)
                                                                 -----------
                                                                    (511,735)
                                                                 -----------

               Total additions                                       807,646
                                                                 -----------

Deductions:
Deductions in net assets attributed to:
   Participant Withdrawals                                          (205,461)
   Transfer to other plan                                         (2,285,344)
                                                                 -----------
                                                                  (2,490,805)
                                                                 -----------


Net (decrease)                                                    (1,683,159)

Net assets available for benefits:
   Beginning of Year                                               4,125,749
                                                                 -----------
   End of Year                                                   $ 2,442,590
                                                                 ===========


See Notes to Financial Statements.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION
EMPLOYEES OF JOSEPH E. SONS, INC. AND AFFILLIATES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Note 1.  Summary of Significant Accounting Policies

The accounting policies followed in the preparation of the financial statements of the Retirement Savings and Investment Plan for Union Employees of Joseph E. Seagram & Sons, Inc. and Affiliates (the "Plan") conform with generally accepted accounting principles. The more significant accounting policies are:

Basis of Accounting: The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Accordingly, actual results may differ from those estimates.

Investment Valuation: Investment securities are recorded and valued as follows: United States government obligations are recorded at fair value based on the current market yields; temporary investments in short-term investment funds are recorded at cost which in the normal course approximates market value; securities representing units of other funds are recorded at net asset value; common shares are recorded at the closing price reported on the composite tape of the New York Stock Exchange on the valuation date.

On December 8, 2000, The Seagram Company Ltd. (parent of Joseph E. Seagram & Sons, Inc.), Vivendi S.A.and Canal Plus S.A. completed a series of transactions pursuant to which the three companies combined into Vivendi Universal S.A. Upon the completion of the merger transactions, shareholders of The Seagram Company Ltd. (other than those exercising dissenter's rights), including the Trustee on behalf of the Plan, received, for each common share of The Seagram Company Ltd. held, 0.80 Vivendi Universal ADS or a combination of 0.80 non-voting exchangeable shares of Vivendi Universal's Canadian subsidiary, Vivendi Universal Exchangeco, and an equal number of voting rights in Vivendi Universal.

On December 21, 2001, Vivendi Universal, S.A., Diageo, PLC and Pernod Ricard S.A., completed a series of transactions which resulted in the stock sale of Joseph E. Seagram & Son, Inc. to Diageo, PLC. Under the terms of the sale and purchase agreement, assets and liabilities relating to the U.S. active spirits and wine employees were to be transferred to the respective 401(k) plans of Diageo's and Pernod Ricard's U.S. affiliates.

Purchases and sales of securities are accounted for on a trade date basis with the average cost basis used for determining the cost of investment sold. Interest income is recorded on an accrual basis. Income on securities purchased under agreements to resell is accounted for at the repurchase rate.


Note 2.  Description of the Plan

The Plan is a defined contribution plan established as of January 1, 1997 by Joseph E. Seagram & Sons, Inc. (the "Company") and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The Plan covers eligible employees of the Company who are covered by various collective bargaining arrangements between the Company and the employee representatives, as specified by the Plan.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION
EMPLOYEES OF JOSEPH E. SONS, INC. AND AFFILLIATES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Note 2.  Description of the Plan (continued)

The Plan provides benefits to participants based upon amounts voluntarily contributed to a participants' accounts by the participants (See Note 3). Under the Plan, a participant is not provided with any fixed benefit. The ultimate benefit to be received by the participant depends on the amounts contributed, the investment results and other adjustments, and the participant's vested interest at termination of employment (See Note 4).

With respect to each participant, contributions are allocated among four accounts: pre-tax account, after-tax account, rollover account and company match account (the "Accounts"). Such contributions are invested as designated by the participants in one or more of the investment funds options, and are accumulated and invested in a Trust Fund held by the Dreyfus Trust Company, as Trustee. The Plan is administered by the Company through an administrative committee appointed by the Board of Directors of the Company.


Note 3.  Contributions

Eligible employees, as defined, may elect to contribute to their pre-tax basis ("Pre-Tax Contributions") and/or to their after-tax accounts on an after-tax basis ("After-Tax Contributions") through payroll deductions of 1% to 17% (in the aggregate) of their annual pay, as defined in the Plan, in multiples of 1%, in any contribution, provided, the aggregate percentage of the contributions does not exceed 17% of their annual pay. Pre-tax contributions and after-tax contributions are subject to limitations imposed by federal laws for qualified retirement plans.

The Company will match twenty five cents for each dollar of the first 3% of the participant's elective deferral. The Plan will accept into participants' rollover accounts cash received by participants from a qualified plan within the time prescribed by applicable law ("Rollover Contributions").


Note 4.  Vesting

A participant in the Plan always has a fully vested interest in the value of his or her contributions and rollover accounts. He or she has a non-forfeitable right to the value of his or her company match account upon the attainment of age 60, disability (as defined in the Plan) or death. Upon termination of employment for any other reason, a participant vests in the funds held in his or her company match account in accordance with the following vesting schedule:

Under the terms of the sale and purchase agreement relating to the stock sale of Joseph E. Seagram & Sons, Inc., ad mentioned in Note 1, active spirits and wine employees were fully vested in their account balances on December 31, 2001.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION
EMPLOYEES OF JOSEPH E. SONS, INC. AND AFFILLIATES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Note 4.  Vesting (continued)


        Years of Service                          Vested Percentage
-----------------------------------------------------------------------------

          Less than 1                                     0%
  At least 1, but less than 2                            20%
  Al least 2, but less than 3                            40%
  At least 3, but less than 4                            60%
  At least 4, but less than 5                            80%
           5 or more                                    100%

Upon termination of employment for reasons other than the attainment of age 60, disability or death of a participant who was not fully vested in his or her company match account, the nonvested portion of the participant's company match account shall be forfeited. Any amount forfeited shall be applied to reduce the Participating Companies' contributions. Any amount forfeited shall be restored if the participant is re-employed by a Participating Company before incurring a five year break in service and if the participant repays to the Plan (within five years after his or her reemployment commencement date) an amount in cash equal to the full amount distributed to him or her from the Plan on account of termination of employment, excluding amounts from the after-tax and rollover accounts at the participant's election.

The nonvested interest of terminated participants serves to reduce Participating Company contributions in accordance with the terms of the Plan.


Note 5.  Distributions

Upon termination of employment, after attainment of age 60 or reason of total and permanent disability or death, the participant or his or her beneficiary shall receive the entire value of his or her Accounts. However, if the termination of employment is for reasons other than the attainment of age 60, disability or death, the participant shall receive only the value of the vested funds in his or her accounts.

In accordance with the procedures established by the Administrative Committee and the terms of the Plan, certain terminated employees may elect to defer final distribution from the Plan. Upon such election, the amount in such participants' vested interest in the Plan is entitled to continue to receive investment income and held by the Trustee until the date of distribution as elected by the participants.

Prior to termination of employment, the participant may withdraw amounts from the participant's accounts in accordance with the provisions of the Plan.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION
EMPLOYEES OF JOSEPH E. SONS, INC. AND AFFILLIATES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Note 6.  Loans to Participants

A participant may apply for loans up to the lesser of $50,000 or 50% of the value of the participant's Accounts. The minimum loan amount is $1,000. The maximum repayment terms are 5 years for general purpose loans and 25 years for principal residence loans, except that primary residence loans requested after December 31, 1999 will have a maximum repayment term of fifteen years. The amounts borrowed are transferred from the investment funds in which the participant's Accounts are currently invested. On a weekly basis, repayments and interest thereon are credited to the participant's current investment funds through payroll deduction.


Note 7.  Tax Status

The Internal Revenue Service has ruled by a letter dated May 20, 1998 that the Plan is qualified under Section 401 (a) of the Internal Revenue Code. So long as the Plan continues to be so qualified, it is not subject to federal income taxes. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


Note 8.  Related Party Transactions

Certain of the expenses of the Plan are paid by the Company, and personnel and facilities of the Company are used by the Plan at no charge.


Note 9.  Termination of the Plan

Although it has not expressed intent to do so, the Plan may be terminated at the discretion of the Board of Directors of the Company. The employer contribution on behalf of the participants shall then become fully vested. The total value of the employer and employee vested accounts shall be distributed to the participants in a lump sum.

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR UNION
EMPLOYEES OF JOSEPH E. SONS, INC. AND AFFILLIATES

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

Note 10. Investments

The following investments each represent five percent or more of the total Plan assets as of the beginning of the respective Plan year:

                            Description of Investment                     Cost             Fair Value
------------------------------------------------------------------------------------------------------

Year ended December 31, 2001:

Dreyfus Cash Management Plus Fund                                       $ 408,697           $ 408,697
Dreyfus-Certus Stable Value Fund Series 1                                 172,818             172,818
Dreyfus A Bond Plus Fund                                                  148,259             144,396
Dreyfus Institutional S&P 500 Stock Index Fund                          1,117,741           1,037,791
Dreyfus Disciplined Stock Fund                                            387,762             344,742
Warburg Pincus Emerging Growth Fund                                       393,259             280,948

Year ended December 31, 2000:

Dreyfus Cash Management Plus Fund                                       $ 206,669           $ 206,669
Dreyfus-Certus Stable Value Fund Series I                                 225,835             225,835
Dreyfus A Bond Plus Fund                                                  190,028             189,052
Dreyfus Institutional S&P 500 Stock Index Fund                          1,626,506           1,701,869
Dreyfus Disciplined Stock Fund                                            644,466             639,777
Warburg Pincus Emerging Growth Fund                                       735,564             614,824
The Seagram Company, Ltd. Common Shares                                   430,941             453,700

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR
UNION EMPLOYEES OF JOSEPH E. SEAGRAM & SONS, INC.
AND AFFILIATES

Line 4j Schedule H of Form 5500 - Schedule of Reportable Transactions Series of Transactions In Excess of Five Percent of the Current
Value of the Assets

Year ended December 31, 2001


   Shares/          Security                        Number of        Cost of          Proceeds       Cost of Assets
  Par Value        Description                    Transactions      Purchases        From Sales         Disposed         Gain/Loss
-----------------------------------------------------------------------------------------------------------------------------------
  608,493.83   Dreyfus Cash Mgmt Plus
               Institutional Shares*                   59            608,494                 -                   -               -
  127,027.02   Dreyfus Cash Mgmt. Plus
               Institutional Shares*                   17                  -           127,027             127,027               -
   26,615.85   Dreyfus/Laurel Fds Inc.
               S&P 500 Stk Index FD Tr Shs*            70            656,077                 -                   -               -
    6,114.77   Dreyfus/Laurel Fds Inc.
               S&P 500 Stk Index FD Tr Shs*            21                  -           156,811             160,511          (3,700)
    7,520.60   Dreyfus/Laurel disc STK FD R*           59            250,373                 -                   -               -
    2,034.68   Dreyfus/Laurel disc STK FD R*           19                  -            68,918              74,956          (6,038)
    1,741.00   Vivendi Universal Sponsored ADR*        43            111,769                 -                   -               -
    8,637.60   Vivendi Universal Sponsored ADR*        19                  -           476,213             525,953         (49,740)
    5,791.24   Warburg Pincus Emerging Growth Fd       45            151,817                 -                   -               -
    2,840.36   Warburg Pincus Emerging Growth Fd       17                  -            74,625             113,895         (39,270)
   11,871.53   Dreyfus A Bond Plus Inc                 65            166,229                 -                   -               -
    2,840.36   Dreyfus A Bond Plus Inc                 17                  -            17,567              17,604             (37)
  102,996.68   TBC Inc Pooled Employee                 47            102,997                 -                   -               -
  103,458.13   TBC Inc Pooled Employee                 43                  -           103,458             103,458               -

*Party-in interest

RETIREMENT SAVINGS AND INVESTMENT PLAN FOR
UNION EMPLOYEES OF JOSEPH E. SEAGRAM & SONS
AND AFFILIATES

Line 4i Schedule H of Form 5500-Schedule of Assets Held for Investment Purposes December 31, 2001


      Shares/                         Security
     Par Value                       Description                Cost            Price            Market
-----------------------------------------------------------------------------------------------------------

Interest-Bearing Cash
---------------------
                Dreyfus Cash Mgmt Plus
  408,696.9050    Institutional Shares*                     $   408,697         $  1.00       $   408,697

Participant Loans
-----------------
   53,197.9500  Loans to Participants                            53,198            1.00            53,198

Common Collective Trust
-----------------------
  172,817.8940  Certus Stable Value Series "I" Fund             172,818            1.00           172,818

Registered Investment Companies
-------------------------------
   10,609.5770  Dreyfus A Bonds Plus, Inc.*                     148,259           13.61           144,396

                Dreyfus/Laurel Funds Inc.*
   43,422.2150    S&P 500 Stk Index Fund Tr Shares            1,117,741           23.90         1,037,791

                Dreyfus/Laurel Funds Inc.*
   10,783.2940    Disciplined Stock Fund R*                     387,762           31.97           344,742

                Warburg Pincus Emerging
   10,409.3270    Growth Fund                                   393,259           26.99           280,948
                                                            -------------                     -------------
       Total Registered Investment Companies                  2,047,021                         1,807,877
                                                            -------------                     -------------
       Grand Total                                          $ 2,681,734                       $ 2,442,590
                                                            =============                     =============


*Party-in-interest